UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Financial Results of Company for Quarter Ended September 30, 2016; Investors’ Conference Call

Gazit-Globe Ltd. (“Gazit”) announced that on November 23, 2016, it will release its financial results for the third quarter of 2016, ended September 30, 2016. The financial statements will be available on Gazit’s website and will be furnished to the Securities and Exchange Commission as an exhibit to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”).

On the same day, following the release of the financial results, Gazit’s senior management will hold a conference call and live webcast to review and discuss (in English) the third quarter 2016 financial results at 10:00 am Eastern Time / 5:00 pm Israel Time. The discussion will be followed by a Question & Answer session.

A live webcast and a power-point presentation will be available on Gazit’s website under Investor Relations/Conference Calls & Webcast at: www.gazit-globe.com. A replay of the call will be available on Gazit’s website for future review. The content of that website does not constitute a part of this Form 6-K and is not incorporated by reference herein.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: November 21, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

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